March 20, 2017
VIA EDGAR
U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, D.C. 20549

Re:	Touchstone Strategic Trust (the “Trust”)
Registration Statement on Form N-1A
(File No. 002-80859)
Ladies and Gentlemen:
Pursuant to Rule 461 under the Securities Act of 1933, the undersigned hereby request that the effective date for Post-Effective Amendment No. 149 to the Registration Statement on Form N-1A referenced above be accelerated so that it will become effective as of April 10, 2017 or as soon thereafter as practicable.
[Signature Page Follows]

Sincerely,

TOUCHSTONE STRATEGIC TRUST By: /s/ Jill T. McGruder Name: Jill T. McGruder Title: President